UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 30 October, 2009

30 October 2009

The Manager Companies
Australian Securities Exchange
20 Bridge Street
SYDNEY   NSW   2000

Dear Sir

Novogen Annual Meeting

1.	Highlights of Meeting

Highlights of content presented at the Novogen Annual Meeting today covered its principal areas of pharmaceutical development in treating diseases - particularly cancer and wound healing - and included:

•	Novogen continues with its business strategy of seeking out-licensing as its technology progresses to later stages of development;
•
the Novogen Group is targeting two different pathways to overcome cancer: one which dismantles the survival signalling mechanism of cancer cells (phenoxodiol and triphendiol); and the other which inhibits the cancer growth mechanism (NV-128);

•	the possibility of these mechanisms working together has considerable scientific and commercial potential;
•	results are expected in 2010 from the Phase III trial of phenoxodiol on ovarian cancer patients;
•	triphendiol progresses to further Phase I trials;
•	NV-128 is advancing through preclinical testing;
•	Glyc-101 is finalising a Phase IIa clinical trial in the US for wound healing;
•	Novogen now owns 114 patents, with 20 added in FY09
•	at September, 2009, Novogen Group cash reserves were $27 million.

2.	Results of Meeting

In accordance with Listing Rule 3.12.2 and 251 AA of the Corporations Act, details of Annual Meeting resolutions and proxies received in respect of each resolution are set out in the tables below.

Novogen Directors note that, while a non-binding resolution to adopt the Remuneration Report was also defeated, remuneration for the Board and executives was reduced 20 per cent in February, 2009.

Resolution details are as follows:

Resolution 2	TO ADOPT REMUNERATION REPORT FOR YEAR END 30 JUNE, 2009
The motion was not carried as an ordinary resolution on a poll the details of which are:

	For	Against	Abstain
	9,525,010	40,181,591	508,972

Resolution 3	TO RE-ELECT MR PHILIP A JOHNSON AS A DIRECTOR
The motion was carried as an ordinary resolution on a poll the details of which are:

	For	Against	Abstain
	46,855,632	2,985,850	374,091

Resolution 4	TO RE-ELECT PROF PAUL J NESTEL AO AS A DIRECTOR
The motion was carried as an ordinary resolution on a poll the details of which are:

	For	Against	Abstain
	29,559,241	20,224,991	431,341

Resolution 5	TO RE-ELECT MR WILLIAM D RUECKERT AS A DIRECTOR
The motion was carried as an ordinary resolution on a poll the details of which are:

	For	Against	Abstain
	49,408,031	441,701	365,841

Resolution 6	The resolution was withdrawn at the Annual General Meeting.

Yours faithfully

/s/ Ron Erratt

Ron Erratt
Company Secretary